EXHIBIT 6

FOR IMMEDIATE RELEASE	4 April 2012

WPP PLC (“WPP”)

WPP acquires Crowdverb, an advocacy firm in the US

WPP announces that its wholly owned subsidiary Burson-Marsteller has acquired the assets of Crowdverb and that it will be aligned with Direct Impact, a leading grassroots advocacy firm that is also part of Burson-Marsteller.

Crowdverb is a start-up company based in Seattle, Washington, with an office in Austin, Texas. Crowdverb specializes in using an intensely data-driven approach to provide cost-effective, highly scalable activist mobilization around issues and legislation, to manage brand reputations and promote products. Founding partners Cyrus Krohn, Todd Herman and Sally Poliak have all worked in the technology sector, bringing a range of experience from companies including Microsoft and Yahoo, and Krohn and Herman served successive terms leading digital strategy for the Republican National Committee. Poliak is a 2010 recipient of the Stevie Award for Women in Business.

Crowdverb will complement the fundamentals of traditional grassroots advocacy with technical counterparts. The new offerings will include proprietary technologies, data and tools with advanced micro-messaging tactics that target the beliefs and attitudes of voters, consumers and activists. Terms of the deal were not disclosed.

In joining the roster of WPP’s public relations/public affairs companies, Crowdverb bolsters the depth of talent and reach of those businesses. In addition to B-M, WPP’s brands in the sector include Hill+Knowlton Strategies, Ogilvy Public Relations, Cohn & Wolfe, RLM Finsbury, Buchanan, Hering Schuppener, and Clarion Communications, amongst others. In 2011, the Group’s public relations/public affairs companies generated $1.4 billion of the Group’s total revenues of over $16 billion.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204